Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 333-140897)

NEWSRELEASE

June 4, 2007

Contacts:

HUNTINGTON BANCSHARES
Media		Analysts
Jeri Grier-Ball	(614) 480-5413	Jay Gould	(614) 480-4060
Maureen Brown	(614) 480-4588	Jack Pargeon	(614) 480-3878

HUNTINGTON BANCSHARES ANNOUNCES
FEDERAL RESERVE APPROVAL OF MERGER

COLUMBUS and BOWLING GREEN, Ohio – Huntington Bancshares Incorporated (NASDAQ: HBAN) today announced that the Federal Reserve Board has approved its merger application of Sky Financial Group Inc. (NASDAQ:SKYF).  This was the final banking regulatory approval necessary for the merger originally announced December 20, 2006.  The merger was previously approved by Huntington shareholders at their May 30, 2007 shareholder meeting, and by Sky Financial shareholders at their meeting earlier today.  The merger is expected to close early in the third quarter, subject to other customary closing conditions.

Under the terms of the agreement, Sky Financial Group shareholders will receive 1.098 shares of Huntington common stock, on a tax-free basis, and a taxable cash payment of $3.023 for each share of Sky Financial Group.

“Receiving this approval permits us to move ahead with the merger in a timely manner,” said Thomas E. Hoaglin, chairman, president, and chief executive officer.  “Integration planning teams are making very good progress and we look forward to delivering the benefits of this merger to our shareholders, customers, and communities.”

About Huntington
Huntington Bancshares Incorporated is a $35 billion regional bank holding company headquartered in Columbus, Ohio.  Through its affiliated companies, Huntington has more than 141 years of serving the financial needs of its customers.  Huntington provides innovative retail and commercial financial products and services through 375 regional banking offices in Indiana, Kentucky, Michigan, Ohio, and West Virginia. Huntington also offers retail and commercial financial services online at huntington.com; through its technologically advanced, 24-hour telephone bank; and through its network of over 1,000 ATMs.  Selected financial service activities are also conducted in other states including: Dealer Sales offices in Arizona, Florida, Georgia, North Carolina, New Jersey, Pennsylvania, South Carolina, and Tennessee; Private Financial and Capital Markets Group offices in Florida; and

Mortgage Banking offices in Maryland and New Jersey.  International banking services are made available through the headquarters office in Columbus, a limited purpose office located in the Cayman Islands, and another located in Hong Kong.  The company is located on the web at www.huntington.com.

About Sky Financial Group

Sky Financial Group is a $17.6 billion diversified financial holding company. Sky's asset size places it among the 40 largest publicly-held bank holding companies in the nation. Sky operates over 330 financial centers and over 400 ATMs, serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Sky's financial service affiliates include: Sky Bank, commercial and retail banking; Sky Trust, asset management services; and Sky Insurance, retail and commercial insurance agency services. The company is located on the web at www.skyfi.com.

Forward-looking Statement
This press release contains forward-looking statements. These include descriptions of products or services, plans or objectives for future operations, including statements about the benefits of the merger between Huntington Bancshares Incorporated ("Huntington") and Sky Financial Group, Inc. ("Sky Financial"), and forecasts of revenues, earnings, cash flows, or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  By their nature, forward-looking statements are subject to numerous assumptions, risks, and uncertainties.  A number of factors could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the acquisition may not be fully realized within the expected timeframes; disruption from the acquisition may make it more difficult to maintain relationships with clients, associates, or suppliers; Huntington and/or Sky Financial's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2006 Annual Report on Form 10-K, Sky Financial's 2006 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission.  You should understand forward-looking statements to be strategic objectives and not absolute forecasts of future performance. Forward-looking statements speak only as of the date they are made. Neither Huntington nor Sky Financial assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger Huntington and Sky Financial filed a registration statement on Form S-4, which includes a joint proxy statement/prospectus, and other relevant documents concerning the transaction with the Securities and Exchange Commission (SEC).  On April 20, 2007, the SEC declared the registration statement effective, and on or about April 25, 2007 Huntington and Sky Financial mailed the joint proxy/statement prospectus to their respective stockholders.  Stockholders can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402.

Stockholders are urged to read the joint proxy statement/prospectus, and other relevant documents filed with the SEC regarding the proposed transaction because they contain important information.

The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in the joint proxy statement/prospectus. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial onMarch 8, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

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